FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	August	2003

Research In Motion

(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document		Page No.

3.	News Release dated August 11, 2003 ("World-Capable Color BlackBerry 7230 From RIM Arrives In United States - Available Exclusively From T-Mobile USA")	3

Document 1

August 11, 2003

FOR IMMEDIATE RELEASE

WORLD-CAPABLE COLOR BLACKBERRY 7230 FROM RIM ARRIVES IN UNITED STATES – AVAILABLE EXCLUSIVELY FROM T-MOBILE USA

T-MOBILE EXTENDS GET MORE®; PROMISE TO THE BUSINESS USER

Bellevue, WA and Waterloo, ON – Businesspeople hoping for an affordable, world-traveling, do-it-all device need wait no longer as T-Mobile USA, Inc. and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) are introducing the tri-band BlackBerry® 7230 Wireless Handheld™ with high-resolution color display – available nationwide today exclusively from T-Mobile.

From large enterprises to prosumers, T-Mobile business customers can now enjoy the T-Mobile Get More® benefits average consumers have long appreciated: more included device features for the money and unparalleled pricing on the nation’s largest all-digital GSM/GPRS network. Selling for $399.99, T-Mobile customers who buy the BlackBerry 7230™ can add, to most voice plans, unlimited email and mobile content for $29.99 a month – making wireless email affordable and billing easy-to-understand.

For many business travelers, the ability to use the same device for wireless voice and email connectivity while traveling globally has only been a dream. The BlackBerry 7230‘s GSM/GPRS tri-band functionality coupled with T-Mobile’s strong international presence is the perfect solution for simple ‘one number’, ‘one email’ communication for global business travelers. T-Mobile offers the most seamless wireless coverage on the planet so BlackBerry 7230 customers can make and receive phone calls in more than 100 countries worldwide, with email and Web roaming already supported in many European countries.

“When we say you Get More® minutes, features and service from T-Mobile, our exclusive BlackBerry 7230 offering is one of the ways we bring that promise to life for business customers,” said Scott Ballantyne, vice president of business services marketing for T-Mobile USA, Inc. “We make this exclusive T-Mobile offering affordable for businesses of all sizes because we offer plans that respond to the needs of businesspeople for easy and affordable flat rate pricing.”

The BlackBerry 7230, expanding on T-Mobile’s broad line-up of BlackBerry handhelds, is the ideal voice and email integrated solution for consumers, small businesses and corporate enterprise alike as the handheld supports both corporate email and Internet Service Provider (ISP) email with the recent introduction of BlackBerry Web Client™. With always-on, push-based access to existing email accounts, a built-in phone and integrated support for SMS, web browser and organizer applications, the BlackBerry 7230 is designed to keep mobile professionals connected, informed and communicating on the go. The BlackBerry 7230‘s design is sleek and lightweight and delivers superior battery performance – even while adding support for color and tri-band features.

“The BlackBerry 7230 follows the longstanding BlackBerry tradition of delivering leading wireless features and performance. We think customers will be very impressed with the combination of this hi-res color screen and outstanding battery life,” said Mark Guibert, vice president, corporate marketing at Research In Motion. “Whether you’re talking, listening, sending, receiving, viewing or typing on the BlackBerry 7230, the quality of this product and service delivers a first-rate experience.”

Wireless Email

BlackBerry 7230 incorporates exceptional wireless email features enabling customers to manage their email, including attachments, quickly and easily. T-Mobile customers can wirelessly access up to 10 corporate or personal email accounts, including popular ISPs, to stay connected to both business and personal email on the BlackBerry 7230. The BlackBerry “push” architecture means email is automatically delivered to the handheld and users receive emails automatically – no effort required.

Mobile Phone

The feature-rich, tri-band phone offers excellent voice clarity and supports features such as call waiting, conference calling and call forwarding (where available). The BlackBerry 7230 can be held to the ear in the same manner as a standard phone or used with a hands-free headset (included) allowing customers to type notes or access information while speaking.

SMS

The BlackBerry 7230 supports Short Messaging Service (SMS) enabling customers to send short text messages that can be quickly exchanged between SMS-enabled wireless devices without adding email messages to an inbox. The full QWERTY keypad on the BlackBerry 7230 is ideal for typing SMS messages.

Organizer

Customers can stay organized with the full-featured calendar, address book, memo pad and task list applications that can be synched with their desktop personal computer for maximum productivity.

International Roaming *

The BlackBerry 7230 is a tri-band wireless handheld, operating on 900/1800/1900 MHz GSM/GPRS networks. Coupled with T-Mobile’s strong international presence, via the T-Mobile family of companies and more than 200 roaming agreements, T-Mobile customers can enjoy the benefit of staying in contact via wireless voice and email, at consistent rates while traveling abroad.

Application Integration

The BlackBerry 7230 features exceptional software integration. Customers can use the same integrated address book and inbox to access all email, voice and SMS applications. Additionally, BlackBerry 7230 users can even click on an email address, telephone number or URL inside an email message to automatically compose a new message, call a telephone number or connect to a URL.

Expandable

The BlackBerry 7230 incorporates Java 2 Micro Edition (J2ME). The modular J2ME application development environment opens the handheld to a large and growing developer community writing productivity-enhancing wireless applications that can extend back-office resources to mobile professionals.

To purchase a BlackBerry 7230 or find the nearest sales representative go to www.t-mobile.com/business/products/ or call 1-800-TMOBILE.

About T-Mobile USA, Inc.

Based in Bellevue, Wash., T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT). T-Mobile operates the largest GSM/GPRS 1900 voice and data network in the country, reaching more than 245 million people including roaming and other agreements. In addition, T-Mobile operates the largest carrier owned Wi-Fi (802.11b) wireless broadband (WLAN) network in the country, available in more than 2,700 public access locations including Starbucks coffeehouses, Borders Books and Music, airports and American Airlines Admirals Clubs, United Red Carpet Clubs and Delta Air Lines Clubs. T-Mobile is committed to providing the best value in wireless service through its Get More® promise to provide customers with more minutes, more features and more service than any other wireless provider. For purposes of this press release, references to T-Mobile USA, Inc. consist of T-Mobile USA, Inc. and Powertel, Inc. For more information, visit the company web site at www.t-mobile.com.

T-Mobile is a registered trademark of Deutsche Telekom AG.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts (press only):

Bryan Zidar, T-Mobile USA

(425) 378-6082

Andrew Tingley, Brodeur Worldwide for RIM

(212) 771-3645

atingley@brodeur.com

Investor Contact:

RIM Investor Relations

(510) 888-7465

investor_relations@rim.net

* Check with T-Mobile for international roaming services.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contacts (press only):

Bryan Zidar, T-Mobile USA

Phone: (425) 378-6082

Andrew Tingley, Brodeur Worldwide for RIM

Phone: (212) 771-3637

cflaherty@brodeur.com;

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.net

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited

Registrant

Date:	August 11, 2003	By:	/s/ Dennis Kavelman

(Signature)
Dennis Kavelman
Chief Financial Officer